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TABLE 1.2

ECONOMIC OUTLOOK
(percentage change)

	2002	2003	2004
OUTPUT
— Real gross domestic product	3.8	3.5	3.2
— Gross domestic product	4.6	5.5	4.6
COMPONENTS OF EXPENDITURE
— Consumption	4.4	5.3	4.1
— Housing starts ('000)	42.5	40.2	34.7
— Business nonresidential investment	3.1	4.6	6.7
— International exports of goods[1]	-1.4	2.3	6.2
COMPONENTS OF INCOME AND PRICES
— Wages and salaries	5.2	4.8	4.3
— Personal income	3.8	4.6	3.9
— Corporate profits	3.8	11.5	9.1
— Consumer prices	2.0	2.7	1.5
LABOUR MARKET
— Labour force	3.2	1.9	1.3
— Employment	3.4	2.5	1.7
— In thousands	118	89	63
— Unemployment rate[2]	8.6	8.1	7.7
FINANCIAL MARKETS — CANADA
— 3-month Treasury bills[2]	2.6	3.0	4.4
— 10-year Canadian bonds[2]	5.3	5.2	5.8
— Exchange rate (CAN$ in US¢)	63.7	66.2	67.0

Constant 1997 dollars.

Level in percent.

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ECONOMIC OUTLOOK (percentage change)